UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/18</u> AND ENDING <u>12/31/18</u>
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CURVATURE SECURITIES LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 MAIN STREET, SUITE 100
            (No. and Street)

BEDMINSTER	**NJ**	**07921**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM PIGOTT   (908) 565-1216
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
      (Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100 ATLANTA	GA	30339
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM PIGOTT _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURVATURE SECURITIES LLC _____, as of DECEMBER 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



KATHLEEN A. PARKER
Commission # GG 81013
My Commission Expires
March 08, 2021

_____
Signature

CEO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURVATURE SECURITIES, LLC

Financial Statements
For the Year Ended December 31, 2018
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Curvature Securities, LLC (the "Company") as of December 31, 2018, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis of our opinion.

We have served as the Company's auditor since 2014.

February 27, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Curvature Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 7,397,205
Reverse repurchase agreements	35,631,569,003
Receivables from brokers and clearing organizations	41,028,016
Securities owned	22,314
Unrealized gain on forward commitments	59,086
Prepaid expenses and deposits	198,217
Property and equipment, net of accumulated depreciation of $13,400	107,070
Total assets	$ 35,680,380,911

Liabilities and Member's Equity

Liabilities

Repurchase agreements	$ 35,647,400,999
Payable to brokers and clearing organizations	1,965,098
Accounts payables and accrued expenses	239,688
Due to affiliate	172,270
Other liabilities	17,000
Total liabilities	35,649,795,055
Member's equity	30,585,856
Total liabilities and member's equity	$ 35,680,380,911

See accompanying notes

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Curvature Securities, LLC (the "Company") was organized as a Delaware Limited Liability Company in September 2013. The Company became a broker-dealer and subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in July 2014. The Company received approval as a netting member of the Fixed Income Clearing Corporation ("FICC") Government Securities Division ("GSD") on June 30, 2017. Curvature Holdings, LLC is the sole owner of Curvature Securities, LLC.

The Company's principal business activity during its fiscal year ended December 31, 2018 includes operating a financing matched book portfolio of repurchase agreements and reverse repurchase agreements (Repos) transactions. The Company also effects riskless principal transactions in U.S. government securities with its customers, through its clearinghouse bank, BMO Harris Bank N.A. The Company is subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934. It is subject to a minimum net capital requirement of $250,000 with respect to Rule 15c3-1, and $10 million under the terms of its membership in the GSD. As of December 31, 2018, the Company was not required to and did not hold any customer money or securities. The Company operates from offices located in New Jersey and Florida.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Reverse Repurchase and Repurchase Agreements: The Company enters into Repos as part of the Company's matched book trading activity. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

Repos are accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 90 days (see note 6). The Company's policy is to monitor

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested, or excess collateral is returned, as appropriate.

The Company earns interest income and incurs interest expense over the term of the Repos on an accrual basis. Repos with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreement meet the criteria to permit netting.

Repos are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

<u>Receivable from Clearing Organizations:</u> The Company is a member of various clearing organizations with which it maintains cash required in order to conduct its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

<u>Revenue Recognition:</u> T h e Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes securities transactions and commissions revenue on a trade date basis as the execution of the trade satisfies the only performance obligation identified in accordance with this

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued): standard. Reverse repurchase interest revenue is accrued daily at the rate specified in the underlying agreement. Interest begins to accrue on the trade date of the reverse repurchase agreement.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures

Income Taxes: The Company is a Limited Liability Company with one member that is a disregarded entity under Internal Revenue Code regulations. The income or losses of the Company flow through to its member and are then taxable to its partners. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions
affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Reverse Repurchase and Repurchase Agreements

As of December 31, 2018, the Company has the right to sell or repledge all the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business. As of December 31, 2018, the Company has received securities with fair values of $42,431,588,614 under resale agreements and pledged securities with fair values of $42,228,303,250 under

Note 2 - Reverse Repurchase and Repurchase Agreements (continued)

repurchase agreements. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. Repos

with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreements permit netting.

The following table summarizes information regarding netting of Repos on the Statement of Financial Condition as of December 31, 2018:

Assets	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Reverse repurchase agreements	$ 42,204,279,878	$ 6,572,710,875	$ 35,631,569,003
Liabilities			
Repurchase agreements	$ 42,220,111,874	$ 6,572,710,875	$ 35,647,400,999

The Company is a netting member of the Government Securities Division (GSD) of the FICC, an industry clearinghouse for Repo transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. FICC netted Repos amounted to $3,628,327,500 as of December 31, 2018. The Company enters into agreements with counterparties under master repurchase agreements that give the Company the right to offset receivables and payables with the same counterparty. Repo agreements netted with counterparties amounted to $2,944,383,375.

Note 3 - Financial instruments with Off-balance Sheet Credit Risk

As a securities broker, the Company is engaged in Repo transactions and effecting principal transactions in U.S. government securities with its customers.

The Company provides guarantees to its clearinghouses. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these

Note 3 - Financial instruments with Off-balance Sheet Credit Risk (continued)

arrangements is remote. Accordingly, no liability is carried in the Statement of Financial Condition for these transactions.

The Company effects principal transactions in U.S. government securities with its customers through its clearinghouses. The agreements between the Company and its clearinghouses provides that the Company is obligated to assume any exposure related to non-performance by counterparties or customers. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of counterparties and customers in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the counterparties or customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

The Company does not anticipate non-performance by counterparties and customers in the above situations.

In the normal course of business, the Company's counterparties and customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the counterparties or customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $250,000. As of December 31, 2018, the Company's regulatory net capital of $30,182,495 exceeded the minimum requirement of $250,000 by $29,932,495.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2018, the Company was not required to and did not hold any customer money or securities.

Note 5 - Related Party Transactions

The Company entered into an expense sharing agreement in May of 2015 with an affiliated company, to whom it pays rent and other administrative expenses. The Company's share of expenses is calculated based on estimated usage.

Allocated expenses under the agreement amounted to approximately $679,973. The balance due to the related affiliate on the statement of financial condition of $172,270 arose from the expense sharing agreement.

In addition, during 2018, the Company earned $1,436,666 of securities commission revenue from related parties.

Repos:

During the year ended December 31, 2018 the Company entered into Repos with related parties of the Company's holding company, Curvature Holdings LLC. As of December 31, 2018, the Company had $22,553,137,569 of open reverse repurchase agreements and $282,808,880 of repurchase agreements with these related parties. The interest income from reverse repurchase agreements with related parties was approximately 77% of interest income from reverse repurchase agreements as stated on the Statement of Operations. The interest expense from repurchase agreements with related parties was approximately 6% of interest expense from repurchase agreements as stated on the Statement of Operations.

Note 6 - Fair Value Option for Resale and Repurchase Agreements

The financial instruments guidance in ASC 825 Financial Instruments ("ASC 825") provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for Repos that have a term of greater than 90 days at inception. This option has been elected as the Company believes that its overall performance is more accurately measured when such Repos are both reported at their fair values. At December 31, 2018, reverse repurchase agreements had unrealized gains of $1,153 and repurchase agreements had unrealized gains of $6,675.

Note 7 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for Repos measured at fair value as of December 31, 2018.

Assets	Fair Value Measurements 12/31/2018	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Reverse repurchase agreements	$ 35,631,569,003	$ -	$ 35,631,569,003	$ -
Securities owned	22,314		22,314	
Liabilities				
Repurchase agreements	$ 35,647,400,999	$ -	$ 35,647,400,999	$ -

Repo agreements have terms of less than twelve months.

Note 7 - Fair Value (continued)

Other financial instruments, including cash and cash equivalents, receivables from brokers and clearing organizations, prepaid expenses and deposits, payable to clearing organizations, accounts payable, due to affiliate, and other liabilities are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note 8 - Receivable from and Payable to broker-dealers and clearing organizations

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for Repo transactions. The Company uses BMO Harris Bank, as its settling and clearing bank and agent in connection with Repos and customer transactions.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consisted of the following:

Payable to brokers and clearing organizations		
Payable to clearing	$	88,126
Fail to receive		1,965,098
	$	2,053,224
Receivables from brokers and clearing organizations		
Deposits with clearing organizations	$	40,436,487
Receivable from broker dealers		679,655
	$	41,116,142

Note 9 - Commitments and Contingencies

Commitments:

As of December 31, 2018, the Company had forward commitments to enter into reverse repurchase agreements in the amount of $21,360,057,500 and repurchase agreements in the amount of $21,467,198,750.

Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

Note 10 - Concentration

Concentrations of Credit Risk - The Company primarily enters into Repos with counterparties under a master repurchase agreement. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. To reduce the potential for risk concentration, credit limits are established. At December 31, 2018 approximately 76% of the amount of reverse repurchase agreements were with counterparties other than the FICC. Approximately 14% of the amount of repurchase agreements were with counterparties other than the FICC.

As of December 31, 2018, the Company's also has concentration of credit risk from maintaining mainly U.S. treasuries securities as collateral for repurchase agreements and reverse repurchase agreements.



CURVATURE
SECURITIES
MEMBER FINRA

Exemption Report

February 25, 2019

RUBIO CPA, PC

900 Circle 75 Parkway

Suite 1100

Atlanta, Georgia 30339

To Whom It May Concern:

Curvature Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is filing an Exemption Report based on permission granted by the Securities and Exchange Commission. The Company's principal business activities are matched book repurchase and reverse repurchase agreements with various counterparties, which does not involve carrying or holding customer funds or assets.

2. Based on the foregoing exemption, the Company had no obligations under 17C.F.R. §240.15c3-3 throughout the year ended December 31, 2018 without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ____________________

Name: William T. Pigott

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

We have reviewed management's statements included in the accompanying Exemption Report in which (1) Curvature Securities, LLC is filing an Exemption Report based on permission granted by the Securities and Exchange Commission. The Company's principal business activities are matched book repurchase and reverse repurchase agreements with various counterparties, which does not involve carrying or holding customer funds or assets, (2) Curvature Securities, LLC stated that Curvature Securities, LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year. Curvature Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curvature Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC